Exhibit 12.1

SunGard Capital Corp.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Year Ended December 31,
	2011		2012		2013

Fixed charges
Interest expense	$485		$393		$362
Amortization of debt issuance costs and debt discount	40		36		37
Portion of rental expense representative of interest	77		72		69
Undeclared preferred stock dividend of SunGard Capital Corp. II before income taxes (at effective rate)	620		276		189

Total fixed charges	$1,222		$777		$657

Earnings
Income (loss) from continuing operations before income taxes	$(182)		$(438)		$56

Fixed charges per above	1,222		777		657

Total earnings	$1,040		$339		$713

Ratio of earnings to fixed charges		*		*	1.1

*	Earnings for the years ended December 31, 2011 and 2012 were inadequate to cover fixed charges by $182 million and $438 million, respectively.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Year Ended December 31,
	2011		2012		2013

Fixed charges
Interest expense	$485		$393		$362
Amortization of debt issuance costs and debt discount	40		36		37
Portion of rental expense representative of interest	77		72		69

Total fixed charges	$602		$501		$468

Earnings
Income (loss) from continuing operations before income taxes	$(182)		$(438)		$57

Fixed charges per above	602		501		468

Total earnings	$420		$63		$525

Ratio of earnings to fixed charges		*		*	1.1

*	Earnings for the years ended December 31, 2011 and 2012 were inadequate to cover fixed charges by $182 million and $438 million, respectively.